Medicus Pharma Ltd.
300 Conshohocken State Road, Suite 200
Conshohocken, PA 19428

May 27, 2025

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Jason Drory

Re: Medicus Pharma Ltd.
Registration Statement on Form S-1
Filed May 27, 2025
CIK: CIK0001997296

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the Registration Statement on Form S-1, File No. 333-287582, as amended (the "Registration Statement"), relating to the registration of up to 3,710,000 common shares of Medicus Pharma Ltd. (the "Company") be accelerated to May 29, 2025 at 4:00 PM ET or as soon thereafter as may be practicable.

Please contact Christopher J. Cummings of Paul, Weiss, Rifkind, Wharton & Garrison LLP, special counsel to the Company, at (212) 373-3434, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

*****

Very truly yours,

By:	/s/ Raza Bokhari
Name:	Dr. Raza Bokhari
Title:	Executive Chairman and Chief Executive Officer